Confidential

April 16, 2019

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Donald Field

Mr. Justin Dobbie

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             China Index Holdings Limited (CIK No. 0001749797)

Response to the Staff’s Comments on
Amendment No. 2 to Draft Registration Statement on
Form F-1 Confidentially Submitted on March 8, 2019

Dear Ms. Walsh, Mr. Krikorian, Mr. Field, and Mr. Dobbie,

On behalf of our client, China Index Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 8, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Governing Law and Consent to Jurisdiction, page 180

1.                                      We note that your forum selection provision under the deposit agreement identifies state or federal court in New York, New York for certain litigation.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 182 of the Revised Draft Registration Statement.

Index to Combined Financial Statements, page F-1

2.                                      Please revise to include updated audited financial statements in accordance with Item 8.A.4 of Form 20-F.

In response to the Staff’s comment, the Company has updated audited financial statements for and as of the year ended December 31, 2018 in the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Francis Duan, by telephone at 86-10-8508-7802, or via email at francis.duan@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:                                Vincent Tianquan Mo, Chairman, China Index Holdings Limited

Yu Huang, Chief Executive Officer, China Index Holdings Limited

Barry E. Taylor, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Member, Wilson Sonsini Goodrich & Rosati, P.C.

Francis Duan, Partner, KPMG Huazhen LLP